

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

David Gandini
Chief Executive Officer
SOBR Safe, Inc.
6400 S. Fiddlers Green Circle, Suite 1400
Greenwood Village, Colorado 80111

      Re: SOBR Safe, Inc.
          Registration Statement on Form S-1
          Filed April 13, 2023
          File No. 333-271247

Dear David Gandini:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Joseph Lucosky